Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Frequently Asked Questions – BJ Services Employees
Question 1: I appreciate the merger updates. I’ve seen numerous mentions about pumping services but nothing about tubular and casing services. What does the merger mean for the tubular services group?
Answer 1: Tubular services is an important part of BJ Services’ overall business mix. BHI does not currently provide tubular and casing running services to the industry. Kenny Watt, BJ Services’ vice president of the tubular services product line, was in Houston on October 5 to review with members of the Integration Program Office (IPO) and BHI executives the structure and competitive strengths of the tubular services group. The IPO is currently reviewing all aspects of the merger, including the structure of the organization going forward. No decisions have been made at this point on the structure of any BJ Services service line.
Question 2: I’ve heard that the merger is good news for the pumping services group. Is the merger also good news for BJ Services’ chemical product line since both companies have a wide range of chemical services?
Answer 2: It is true that both companies currently provide production and industrial chemical services to the industry. Fred Toney, vice president of the BJS chemical services product line, presented product line information to members of the IPO and BHI executives on October 5. The presentation made clear that, in many cases, we have complementary strengths in this business, and our product lines should complement each other to make the combined organization more competitive in this technology area. The IPO is currently reviewing all aspects of the merger, including the structure of the organization going forward. No decisions have been made at this point on the structure of any BJ service line.
Question 3: While there are few areas of overlap between product and service lines, at some point, rationalization of overlapping products and services will have to occur. What is the timeline for this process? Will teams comprised of BJ Services and BHI employees be formed to make recommendations on “go forward” products and services?
Answer 3: This issue is one of the main objectives of the IPO. No timeline has been established for determining if/how product lines are consolidated after the merger. The important goal that the IPO is working toward is ensuring value from both companies during the transition and enhancing value as a result of the process. Teams are being formed that will include employees from both BJS and BHI to this end.
Question 4: Since the Integration Program Office team continues mapping initial strategies to combine the BJ Services and Baker Hughes organizations, does this mean redundant positions will be decided prior to the merger?

Answer 4: The IPO and the steering committee have a strong desire to ensure that employees from both companies are considered for positions that overlap. Chad Deaton, BHI president and chief executive officer, is dedicated to a fair selection process that is transparent to both organizations and ensures that the most qualified individuals are placed in the appropriate positions. The combined organization will bring together the best skills from both companies. Until the close of the merger, we will continue to operate as independent companies; therefore, no decisions will be made prior to that time.
Question 5: Can we transfer from a BJ Services district to a Baker Hughes district?
Answer 5: Upon the close of the merger, all employees will be a part of BHI and therefore entitled to apply for any available position within the BHI organization in accordance with BHI’s internal job posting policy. Until the transaction closes; however, BHI and BJS must continue to operate as separate entities. You should not contact BHI personnel regarding the merger and any conversations about employment matters will be arranged through BJ Services’ human resources department.
Question 6: Will this merger have any impact on our salaries, daily bonus and rotation on/off periods?
Answer 6: All pay issues will be addressed as soon as administratively possible after the close of the transaction. No decisions have made on compensation-related issues at this time.
Question 7: How will this process affect BJ Services employees? Is there anything positive for BJ Services employees after merging?
Answer 7: Baker Hughes has a worldwide presence that will offer new opportunities for BJ Services’ international growth. In addition, BJ will have access to Baker Hughes’ broad services platform. Being part of a larger, stronger organization will provide us with resources and opportunities that would not otherwise be available. Together, we will be a clear leader in oilfield services and will be able to compete on integrated projects, which are becoming more common in the industry. And since Baker Hughes is committed to growing our business lines, opportunities for BJS employees are inevitable.
Question 8: How will the merger achieve the savings levels reported on August 31 without eliminating jobs and sectors that are redundant in the new organization, such as support services like accounting, treasury, purchasing, etc.?
Answer 8: Most employees of both companies will remain with the combined company. There will, however, be some overlap in certain job functions. The IPO and the steering committee are committed to a fair selection process that is transparent to both organizations and ensures that the most qualified individuals are placed in the appropriate positions.
A reduction in number of employees is not the primary driver of the consolidation benefits. The bulk of these benefits will be achieved through operational efficiencies, such as combining facilities and reducing joint fixed costs (regulatory financial filing costs, insurance, utilities, etc.). The IPO is currently reviewing all aspects of the merger, including the structure of the organization going forward. No decisions have been made on this issue at this point.
Question 9: Can you offer some insight regarding which health insurance options will be available for 2010?
Answer 9: Health insurance issues have not yet been decided. Once the deal closes, BJ Services employees who join Baker Hughes will be eligible for BHI benefit programs. BHI offers competitive benefits packages around the world. Employees will receive information about those as soon as practical.
Question 10: Will the pension plan for former Western Company of North America employees be affected by the BHI/BJ Services combination?
Answer 10: There will be no changes to the previous termination agreements related to the Western Pension Plan. The annuities were purchased and are held by the insurance company on your behalf.
Question 11: I have BJ Services stock at several investment brokers and banks and physical stock certificates at home. Once the merger closes, do I need to surrender them to be reissued or will they automatically be reissued as Baker Hughes stock?
Answer 11: As soon as reasonably practicable after the close of the merger, BNY Mellon (the exchange agent) will send a letter to each person who is a record owner of BJ Services common stock at the effective time of the merger. This mailing will contain instructions on how to surrender BJ Services common stock certificates in exchange for the merger consideration. Your broker will provide instructions to you on how to exchange the shares of BJS common stock that you own beneficially through the broker. The conversion of shares of BJS common stock into the right to receive shares assigned through the merger consideration will occur automatically at the effective time of the merger.
Question 12: Can I keep my old BJ Services stock certificates or should I sell or convert them into Baker Hughes stocks?
Answer 12: If you do not surrender your stock certificates to the exchange agent, you will not be entitled to receive the merger consideration. Until your certificate or book entry shares of BJS common stock are surrendered, they will represent only the right to receive the merger consideration.

Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600.
The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.